Filed Pursuant To Rule 433
Registration No. 333-167132
September 20, 2011
NO ONE EVER SAYS, “GO FOR THE SILVER!” Athletes don’t spend years in training just to have any old metal placed around their neck. They want the gold. If you’re an investor, you may feel the same way. With SPDR® Gold Shares, it’s now easier than ever. When you invest in GLD, you get a precise way to add gold to your portfolio. And you get an asset that offers diversification potential because it’s generally not tied to the ups and downs of broad US equities.* If you believe gold is second to none, scan the QR code with your smartphone to visit spdrs.com/GLD for details. *Source: Over the 10-year period ending June 30, 2011, gold’s correlation with the S&P 500® has been -0.01 with 0 being uncorrelated and 1 being perfectly correlated (StyleADVISOR, June 2011). The Important SPDR Information Gold Trust (“GLD”) Relating has to SPDR filed Gold a registration Trust: statement (including a prospectus) with the Securities and Exchange in that registration statement and other documents GLD has filed with the Commission SEC for more (“SEC”) complete for the information offering to about which GLD this and communication this offering. You relates. may get Before these you documents invest, you for free should by visiting read the EDGAR prospectus on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053. ETF’s trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETF’s net asset value. Brokerage commissions and GLD expenses will reduce returns. Diversification does not assure a profit and may not protect against investment loss. Investing in commodities entails significant risk and is not appropriate for all investors. “SPDR” endorsed, is sold a registered or promoted trademark by S&P of or Standard its affiliates, & Poor’s and S&P Financial and its Services affiliates LLC make (“S&P”) no representation, and has been warranty licensed or for condition use by regarding State Street the Corporation. advisability of No buying, financial selling product or holding offered units/shares by State Street in such Corporation products. or Further its affiliates limitations is sponsored, that could affect investors’ rights may be found in GLD’s prospectus. For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 • 866.320.4053 • www.spdrgoldshares.com. Not FDIC Insured — No Bank Guarantee — May Lose Value IBG-4716

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.